

09065023

n.a. 12/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-20392 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Marquette De Bary Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Room 939
(No. and Street)

| New York | New York | 10169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marquette De Bary — 212-644-5300
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

| 293 Eisenhower Parkway, Suite 290 | Livingston | New Jersey | 07039-1711 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Marquette De Bary affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Marquette De Bary Co., Inc. for the year ended September 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Marquette De Bary
Title: President

Date: 11-23-09

Sworn to and subscribed before me
This 23rd day of Nov, 2009



Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 03, 2014

This report contains (check all applicable boxes):

Facing Page.

| | | |
|---|---|---|
| (x) | (a) | Independent Auditors' Report |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Operations |
| (x) | (d) | Statement of Changes in Stockholder's Equity |
| (x) | (e) | Statement of Cash Flows |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable) |
| (x) | | Notes to Financial Statements |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| (x) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| ( ) | (i) | Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable) |
| ( ) | (j) | A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required). |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A Copy of the SIPC Supplemental Report (Not applicable). |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

# MARQUETTE DE BARY CO., INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

MARQUETTE DE BARY CO., INC.

# TABLE OF CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

We have audited the accompanying balance sheet of Marquette De Bary Co., Inc. as at September 30, 2009, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette De Bary Co., Inc. as at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Sobel & Co., LLC

Certified Public Accountants

November 13, 2009

MARQUETTE DE BARY CO., INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2009

## ASSETS

| | | |
|---|---|---|
| Cash | | $ 79,329 |
| Fair value of securities owned by firm | | 10,525 |
| TOTAL ASSETS | | $ 89,854 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Due to stockholder | | $ 12 |
| Income taxes payable | | 472 |
| | | 484 |
| Stockholders' equity: | | |
| Common stock, no par value, 1,000 shares authorized, 990 shares issued and outstanding | $ 7,787 | |
| Paid in capital | 315,687 | |
| Accumulated deficit | (231,604) | |
| | 91,870 | |
| Less: Treasury stock 10 shares at cost | 2,500 | |
| Total stockholders equity | | 89,370 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ 89,854 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | | |
|---|---|---|
| Revenues: | | |
| Trading | $ (4,760) | |
| Interest | 21 | |
| Total revenues | | $ (4,739) |
| General and administrative expenses: | | |
| Interest | 87 | |
| Professional fees | 3,278 | |
| Insurance | 452 | |
| Registrations | 2,071 | |
| Employee benefits | 500 | |
| Total general and administrative expenses | | 6,388 |
| Loss before income taxes | | (11,127) |
| Income taxes: | | |
| Federal | -0- | |
| State and city | 472 | |
| Total income taxes | | 472 |
| Net loss | | $(11,599) |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (11,599) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| (Increase) decrease in: | | |
| Market value of securities owned by firm | 4,760 | |
| Increase (decrease) in: | | |
| Income taxes payable | (41) | |
| Total adjustments | | 4,719 |
| Net cash used by operating activities | | (6,880) |
| Net decrease in cash | | (6,880) |
| Cash, beginning of year | | 86,209 |
| Cash, end of year | | $ 79,329 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for: | | |
| Interest | | $ 87 |
| Income taxes | | $ 513 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2009

| | Common Stock | Paid in Capital | Accum-mulated Deficit | Treasury Stock | Stock-holders' Equity |
|---|---|---|---|---|---|
| Balance, beginning of year | $ 7,787 | $315,687 | $(220,005) | $ (2,500) | $100,969 |
| Net loss | -0- | -0- | (11,599) | -0- | (11,599) |
| Balance, end of year | $ 7,787 | $315,687 | $(231,604) | $ (2,500) | $ 89,370 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| Balance - beginning of year | $ -0- |
| Increases | -0- |
| Repayments | -0- |
| Balance - end of year | $ -0- |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
NOTES TO FINANCIAL STATEMENT
AS AT SEPTEMBER 30, 2009

## Note 1 - Summary of Significant Accounting Policies:

**Organization**

Marquette DeBary Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2009 the Company was in compliance with all minimum net capital requirements.

**Securities Transactions**

Securities transactions are recorded on a settlement date basis.

**Fair Value Measurements**:

Fair value measurements are defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three defined hierarchical levels based on the quality of inputs used that directly relate to the amount of subjectivity associated with the determination of fair value.

The fair value hierarchy defines the three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

Financial assets and liabilities are carried at fair value at September 30, 2009. All cash and securities owned are valued using market prices in active markets (Level 1).

**Uncertain Tax Positions**

In accordance with FASB ASC 740-10-15, the Company has elected to defer the adoption of uncertain tax positions. The Company does not expect that the adoption will have a material effect on its financial position, results of operations or cash flows. The determination of uncertain tax positions uses tax judgments which are based on the requirements for filing the returns. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Agency's assets or liabilities.

**Note 1 - Summary of Significant Accounting Policies: (continued)**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for potential recognition or disclosure, through November 13, 2009, the date the financial statements were available to be issued.

**Note 2 - Preferred Stock**

The Board of Directors has authorized 90,000 shares of no par value preferred stock. At September 30, 2009 no preferred stock was issued or outstanding.

**Note 3 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2009 the Company had net capital of $68,791, which was $63,791 in excess of its minimum dollar net capital requirement of $5,000.

# MARQUETTE DE BARY CO., INC.
## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
## AS AT SEPTEMBER 30, 2009

Schedule 1

| | | |
|---|---|---|
| Total stockholders' equity | | $ 89,370 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | -0- |
| Total capital and allowable subordinated liabilities | | 89,370 |
| Less: Deductions and/or charges: | | |
| Non-allowable assets | | -0- |
| Less: Excess deductible on fidelity bond insurance over the maximum permissible amount | | 19,000 |
| Net capital before haircuts on security positions | | 70,370 |
| Less: Haircuts on securities: | | |
| Stocks | 1,579 | |
| | | 1,579 |
| Net capital | | 68,791 |
| Less: Greater of 6 2/3% of aggregate indebtedness or $5,000 | | 5,000 |
| REMAINDER: Net capital in excess of all requirements | | $ 63,791 |

| | | |
|---|---|---|
| Aggregate indebtedness | $ 484 | = .70% |
| Net capital | $ 68,791 | |

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $472. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2009

Schedule 2

The Company is exempt from the computation for determination of reserve requirements pursuant to the membership agreement under K(2)i in that the firm does not maintain accounts for any public customers, either retail or institutional, and does not introduce any accounts to a clearing broker, either on a fully-disclosed or omnibus basis.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2009

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2009, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $472. The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.

See accompanying notes and independent auditors' report



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT



Board of Directors
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

We have audited the Focus Report Form X-17a-5 of Marquette De Bary Co., Inc. as of September 30, 2009 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

Sobel & Co., LLC
Certified Public Accountants

November 13, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

In planning and performing our audit of the financial statements of Marquette De Bary Co., Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.



Certified Public Accountants

November 13, 2009



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT



Board of Directors
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

We have audited the Focus Report Form X-17a-5 of Marquette De Bary Co., Inc. as of September 30, 2009 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

Sobel & Co., LLC
Certified Public Accountants

November 13, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

In planning and performing our audit of the financial statements of Marquette De Bary Co., Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.



Certified Public Accountants

November 13, 2009

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response . . . 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-20392 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Marquette De Bary Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Room 939
(No. and Street)

New York (City) | New York (State) | 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marquette De Bary | 212-644-5300 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) | Livingston (City) | New Jersey (State) | 07039-1711 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Marquette De Bary affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Marquette De Bary Co., Inc. for the year ended September 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Marquette De Bary
Title: President

Date: 11-29-09

Sworn to and subscribed before me
This 29th day of NOV, 2009



Notary Public

**JOHN T. MELVIN**
**Notary Public, State of New Jersey**
**No. 2047796**
**Qualified in Union County**
**Commission Expires May 03, 2014**

This report contains (check all applicable boxes):

Facing Page.

| | | |
|---|---|---|
| (x) | (a) | Independent Auditors' Report |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Operations |
| (x) | (d) | Statement of Changes in Stockholder's Equity |
| (x) | (e) | Statement of Cash Flows |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable) |
| (x) | | Notes to Financial Statements |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| (x) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| ( ) | (i) | Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable) |
| ( ) | (j) | A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required). |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A Copy of the SIPC Supplemental Report (Not applicable). |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

**MARQUETTE DE BARY CO., INC.**

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

MARQUETTE DE BARY CO., INC.

TABLE OF CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Marquette De Bary Co., Inc.
230 Park Avenue, Room 939
New York, NY 10169

We have audited the accompanying balance sheet of Marquette De Bary Co., Inc. as at September 30, 2009, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette De Bary Co., Inc. as at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

November 13, 2009

MARQUETTE DE BARY CO., INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 79,329 |
| Fair value of securities owned by firm | 10,525 |
| TOTAL ASSETS | $ 89,854 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Due to stockholder | | $ 12 |
| Income taxes payable | | 472 |
| | | 484 |
| Stockholders' equity: | | |
| Common stock, no par value, 1,000 shares authorized, 990 shares issued and outstanding | $ 7,787 | |
| Paid in capital | 315,687 | |
| Accumulated deficit | (231,604) | |
| | 91,870 | |
| Less: Treasury stock 10 shares at cost | 2,500 | |
| Total stockholders equity | | 89,370 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ 89,854 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | | |
|---|---|---|
| Revenues: | | |
| Trading | $ (4,760) | |
| Interest | 21 | |
| Total revenues | | $ (4,739) |
| General and administrative expenses: | | |
| Interest | 87 | |
| Professional fees | 3,278 | |
| Insurance | 452 | |
| Registrations | 2,071 | |
| Employee benefits | 500 | |
| Total general and administrative expenses | | 6,388 |
| Loss before income taxes | | (11,127) |
| Income taxes: | | |
| Federal | -0- | |
| State and city | 472 | |
| Total income taxes | | 472 |
| Net loss | | $(11,599) |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (11,599) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| (Increase) decrease in: | | |
| Market value of securities owned by firm | 4,760 | |
| Increase (decrease) in: | | |
| Income taxes payable | (41) | |
| Total adjustments | | 4,719 |
| Net cash used by operating activities | | (6,880) |
| Net decrease in cash | | (6,880) |
| Cash, beginning of year | | 86,209 |
| Cash, end of year | | $ 79,329 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for: | | |
| Interest | | $ 87 |
| Income taxes | | $ 513 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2009

| | Common Stock | Paid in Capital | Accum-mulated Deficit | Treasury Stock | Stock-holders' Equity |
|---|---|---|---|---|---|
| Balance, beginning of year | $ 7,787 | $315,687 | $(220,005) | $ (2,500) | $100,969 |
| Net loss | -0- | -0- | (11,599) | -0- | (11,599) |
| Balance, end of year | $ 7,787 | $315,687 | $(231,604) | $ (2,500) | $ 89,370 |

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| Balance - beginning of year | $ -0- |
| Increases | -0- |
| Repayments | -0- |
| Balance - end of year | $ -0- |

See accompanying notes and independent auditors' report

**Note 1 - Summary of Significant Accounting Policies:**

**Organization**

Marquette DeBary Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2009 the Company was in compliance with all minimum net capital requirements.

**Securities Transactions**

Securities transactions are recorded on a settlement date basis.

**Fair Value Measurements**:

Fair value measurements are defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three defined hierarchical levels based on the quality of inputs used that directly relate to the amount of subjectivity associated with the determination of fair value.

The fair value hierarchy defines the three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

Financial assets and liabilities are carried at fair value at September 30, 2009. All cash and securities owned are valued using market prices in active markets (Level 1).

**Uncertain Tax Positions**

In accordance with FASB ASC 740-10-15, the Company has elected to defer the adoption of uncertain tax positions. The Company does not expect that the adoption will have a material effect on its financial position, results of operations or cash flows. The determination of uncertain tax positions uses tax judgments which are based on the requirements for filing the returns. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Agency's assets or liabilities.

**Note 1 - Summary of Significant Accounting Policies: (continued)**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for potential recognition or disclosure, through November 13, 2009, the date the financial statements were available to be issued.

**Note 2 - Preferred Stock**

The Board of Directors has authorized 90,000 shares of no par value preferred stock. At September 30, 2009 no preferred stock was issued or outstanding.

**Note 3 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2009 the Company had net capital of $68,791, which was $63,791 in excess of its minimum dollar net capital requirement of $5,000.

# MARQUETTE DE BARY CO., INC.
## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
## AS AT SEPTEMBER 30, 2009

Schedule 1

| | | |
|---|---|---|
| Total stockholders' equity | | $ 89,370 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | -0- |
| Total capital and allowable subordinated liabilities | | 89,370 |
| Less: Deductions and/or charges: | | |
| Non-allowable assets | | -0- |
| Less: Excess deductible on fidelity bond insurance over the maximum permissible amount | | 19,000 |
| Net capital before haircuts on security positions | | 70,370 |
| Less: Haircuts on securities: | | |
| Stocks | 1,579 | 1,579 |
| Net capital | | 68,791 |
| Less: Greater of 6 2/3% of aggregate indebtedness or $5,000 | | 5,000 |
| REMAINDER: Net capital in excess of all requirements | | $ 63,791 |

| | | |
|---|---|---|
| Aggregate indebtedness | $ 484 | = .70% |
| Net capital | $ 68,791 | |

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $472. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2009

Schedule 2

The Company is exempt from the computation for determination of reserve requirements pursuant to the membership agreement under K(2)i in that the firm does not maintain accounts for any public customers, either retail or institutional, and does not introduce any accounts to a clearing broker, either on a fully-disclosed or omnibus basis.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

## MARQUETTE DE BARY, INC.
## SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
## AS AT SEPTEMBER 30, 2009

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2009, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $472. The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.

See accompanying notes and independent auditors' report